Strategic Steel Stichting’s interest in ArcelorMittal Dofasco Inc. transfers back to ArcelorMittal

Luxembourg, 20 March 2009 – The interest in ArcelorMittal Dofasco Inc. (formerly Dofasco Inc.) held by the Strategic Steel Stichting will be transferred back to ArcelorMittal. On 19th March 2009, the Strategic Steel Stichting resolved to terminate the administration of its interest in ArcelorMittal Dofasco Inc. and transfer it back to ArcelorMittal.